Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Six Months Ended
(In millions)	June 30,

	2011	2010

Portion of rentals representing interest,
including discontinued operations	$39	$43

Capitalized interest,
including discontinued operations	165	217

Other interest and fixed charges,
including discontinued operations	129	58

Total fixed charges (A)	$333	$318

Earnings-pretax income with
applicable adjustments (B)	$2,141	$2,331

Ratio of (B) to (A)	6.43	7.33